

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

G. Douglas Hekking
Chief Financial Officer
USANA Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, UT 84120

> **Re: USANA Health Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2021**
> **Filed March 2, 2021**
> **File No. 001-35024**

Dear Mr. Hekking:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences